Table of Contents

Exhibit 12.1

COCA-COLA FEMSA, S.A.B. DE C.V.
Ratio of earnings to fixed charges

		For the Year ended December 31,
	Mexican FRS:	2009	2008	2007	2006	2005

	Income from continuing operations before income
	taxes	13,013	8,312	10,439	8,052	7,720
(+)	Fixed Charges	1,930	2,073	1,777	2,052	2,682
(-)	Interest capitalized during the period	55	-	-	-	-
(+)	Current period amortization of interest capitalized
	in prior periods	-	-	-	-	-
	Earnings	14,888	10,385	12,216	10,104	10,402

	Interest expense	1,609	1,774	1,566	1,911	2,463

(+)	Interest capitalized during the period	55	-	-	-	-

(+)	Portion of rent expense representative of interest	266	299	211	141	219
	Fixed Charges	1,930	2,073	1,777	2,052	2,682

	Ratio of Earnings to Fixed Charges	7.7	5.0	6.8	4.9	3.8

		For the Year ended December 31,
	US GAAP:	2009	2008	2007	2006	2005

	Income from continuing operations before income
	taxes	12,237	7,685	10,215	7,723	7,396
(+)	Fixed Charges	1,820	1,931	1,737	2,017	2,564
(-)	Interest capitalized during the period	61	98	21	27	-
(+)	Current period amortization of interest capitalized
	in prior periods	15	15	15	2	12
	Earnings	14,011	9,533	11,946	9,715	9,972

	Interest expense	1,493	1,534	1,505	1,849	2,345

(+)	Interest capitalized during the period	61	98	21	27	-

(+)	Portion of rent expense representative of interest	266	299	211	141	219
	Fixed Charges	1,820	1,931	1,737	2,017	2,564

	Ratio of Earnings to Fixed Charges	7.7	4.9	6.8	4.8	3.8